                                                                Exhibit (h)(18)

                       CONTRACTUAL FEE WAIVER AGREEMENT

                         Liberty Street Advisors, Inc.

                         55 Liberty Street, Suite 1300

                              New York, NY 10005

                                April 30, 2007

Mr. Simon D. Collier
President, Forum Funds
Two Portland Square
Portland, Maine 04101

   RE:  Contractual Expense Limitation Agreement

Dear Mr. Collier:

   Liberty Street Advisors, Inc. (the "Adviser"), the investment adviser to the Liberty Street Horizon Fund (the "Fund"), a series of the Forum Funds (the "Trust"), pursuant to an investment advisory agreement between the Adviser and the Trust, on behalf of the Fund, agrees to waive its investment advisory fee and/or pay Fund expenses as necessary to ensure that total annual operating expenses (excluding taxes, interest, extraordinary expenses, such as civil or regulatory litigation, and portfolio transaction expenses) for the Fund, do not exceed 1.25%, 1.50% and 2.00%, for Institutional Shares, A Shares and C Shares, respectively, for the period of April 30, 2007, the Fund's commencement of operations, through August 31, 2008. The aggregate amount of this expense limitation obligation is hereinafter referred to as the "Expense Limitation Amount."

   Subject to approval by the Board of Trustees of the Trust, the Trust, on behalf of the Fund, agrees to repay the Adviser the Expense Limitation Amount for a Fund or a class of a Fund, as applicable, in later periods; provided, however, that the repayment shall be payable only to the extent that it (1) can be made during the three years following the time at which the Adviser waived fees or paid expenses for a Fund or class of a Fund under this agreement, and
(2) can be repaid without causing the total annual operating expenses
(excluding taxes, interest, extraordinary expenses, such as civil or regulatory litigation, and portfolio transaction expenses) of the Fund or class during a year in which such repayment is made to exceed any applicable expense limit that was in place for the Fund when the amount was paid or waived. The Trust agrees to furnish or otherwise make available to the Adviser such copies of its financial statements, reports, and other information relating to its business and affairs as the Adviser may, at any time or from time to time, reasonably request in connection with this agreement.

   No assignment of this agreement shall be made by the Adviser without the prior consent of the Trust. This agreement can only be terminated or amended upon the approval of the Trust's Board of Trustees and is automatically terminated if the Adviser is no longer a service provider to the Fund. This agreement shall be effective on the date set forth above and shall continue in effect from year to year after its initial termination date of August 31, 2008, upon mutual agreement of the Trust and Adviser.

                               Very truly yours,

                               Liberty Street Advisors, Inc.

                               By: /s/ Raymond A. Hill, III
                                   -----------------------------------
                                   Mr. Raymond A. Hill III
                                   President of Liberty Street
                                   Advisors, Inc.

                               Agreed to by the Trust, on behalf of
                               the Fund:

                               By: /s/ Simon D. Collier
                                   -----------------------------------
                                   Mr. Simon D. Collier
                                   President, Forum Funds